Exhibit 99.2

CELESTICA INC.

CONDENSED CONSOLIDATED BALANCE SHEET

(in millions of U.S. dollars)

(unaudited)

	January 1 2012	December 31 2012	June 30 2013
Assets
Current assets:
Cash and cash equivalents (note 11)	$658.9	$550.5	$553.5
Accounts receivable (note 5)	810.8	700.5	678.5
Inventories (note 6)	880.7	745.7	841.1
Income taxes receivable	9.1	13.8	15.0
Assets classified as held-for-sale	32.1	30.8	30.2
Other current assets	71.0	69.4	60.6
Total current assets	2,462.6	2,110.7	2,178.9

Property, plant and equipment	322.7	337.0	322.9
Goodwill	48.0	60.3	60.3
Intangible assets	35.5	53.0	47.6
Deferred income taxes	41.4	36.6	35.7
Other non-current assets	59.4	61.2	60.1
Total assets	$2,969.6	$2,658.8	$2,705.5

Liabilities and Equity
Current liabilities:
Borrowings under credit facilities (note 7)	$—	$55.0	$—
Accounts payable	1,002.6	831.6	904.0
Accrued and other current liabilities	268.7	243.7	252.5
Income taxes payable	39.0	37.8	35.2
Current portion of provisions	36.3	30.8	23.1
Total current liabilities	1,346.6	1,198.9	1,214.8

Pension and non-pension post-employment benefit obligations (note 2)	113.8	110.2	105.1
Provisions and other non-current liabilities	11.1	13.5	14.8
Deferred income taxes	27.6	13.5	10.9
Total liabilities	1,499.1	1,336.1	1,345.6

Equity:
Capital stock (note 8)	3,348.0	2,774.7	2,787.7
Treasury stock (note 8)	(37.9)	(18.3)	(12.0)
Contributed surplus	369.5	653.2	645.1
Deficit (note 2)	(2,196.8)	(2,091.0)	(2,052.5)
Accumulated other comprehensive income (loss)	(12.3)	4.1	(8.4)
Total equity	1,470.5	1,322.7	1,359.9
Total liabilities and equity	$2,969.6	$2,658.8	$2,705.5

Contingencies (note 12)

Subsequent events (notes 8 and 13)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

	Three months ended		Six months ended
	June 30		June 30
	2012	2013	2012	2013
Revenue	$1,744.7	$1,495.1	$3,435.6	$2,867.5
Cost of sales (note 6)	1,627.6	1,399.3	3,206.4	2,684.9
Gross profit	117.1	95.8	229.2	182.6
Selling, general and administrative expenses (SG&A)	59.9	52.6	119.9	109.3
Research and development	4.0	4.5	7.2	7.7
Amortization of intangible assets	2.4	3.3	4.9	6.7
Other charges (note 9)	17.2	3.4	16.1	10.7
Earnings from operations	33.6	32.0	81.1	48.2
Finance costs	1.0	0.7	1.8	1.5
Earnings before income taxes	32.6	31.3	79.3	46.7
Income tax expense (recovery) (note 10):
Current	5.0	4.1	8.5	10.2
Deferred	4.0	(0.8)	4.0	(2.0)
	9.0	3.3	12.5	8.2
Net earnings for the period	$23.6	$28.0	$66.8	$38.5

Basic earnings per share	$0.11	$0.15	$0.31	$0.21

Diluted earnings per share	$0.11	$0.15	$0.31	$0.21

Shares used in computing per share amounts (in millions):
Basic	210.4	184.2	213.0	183.8
Diluted	212.3	185.9	215.0	185.3

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(in millions of U.S. dollars)

(unaudited)

	Three months ended		Six months ended
	June 30		June 30
	2012	2013	2012	2013
Net earnings for the period	$23.6	$28.0	$66.8	$38.5
Other comprehensive income (loss), net of tax:
Currency translation differences for foreign operations (a)	(3.8)	(0.7)	(2.7)	(3.9)
Changes from derivatives designated as hedges (a)	(8.2)	(10.6)	4.0	(8.6)
Total comprehensive income for the period	$11.6	$16.7	$68.1	$26.0

(a) Amounts may be reclassified to net earnings in subsequent periods.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of U.S. dollars)

(unaudited)

	Capital stock (note 8)	Treasury stock (note 8)	Contributed surplus	Deficit (note 2)	Accumulated other comprehensive income (loss) (a)	Total equity
Balance –– January 1, 2012, as previously reported	$3,348.0	$(37.9)	$369.5	$(2,203.5)	$(12.3)	$1,463.8
Impact of change in accounting policy (note 2)	—	—	—	6.7	—	6.7
Restated balance at January 1, 2012	3,348.0	(37.9)	369.5	(2,196.8)	(12.3)	1,470.5
Capital transactions (note 8):
Issuance of capital stock	17.2	—	(10.4)	—	—	6.8
Repurchase of capital stock for cancellation	(175.7)	—	83.1	—	—	(92.6)
Purchase of treasury stock	—	(3.8)	—	—	—	(3.8)
Stock-based compensation and other	—	40.9	(22.8)	—	—	18.1
Total comprehensive income:
Net earnings for the period	—	—	—	66.8	—	66.8
Other comprehensive income (loss), net of tax:
Currency translation differences for foreign operations	—	—	—	—	(2.7)	(2.7)
Changes from derivatives designated as hedges	—	—	—	—	4.0	4.0
Balance –– June 30, 2012	$3,189.5	$(0.8)	$419.4	$(2,130.0)	$(11.0)	$1,467.1

Balance –– January 1, 2013, as previously reported	$2,774.7	$(18.3)	$653.2	$(2,097.0)	$4.1	$1,316.7
Impact of change in accounting policy (note 2)	—	—	—	6.0	—	6.0
Restated balance at January 1, 2013	2,774.7	(18.3)	653.2	(2,091.0)	4.1	1,322.7
Capital transactions (note 8):
Issuance of capital stock	13.0	—	(8.6)	—	—	4.4
Purchase of treasury stock	—	(10.4)	—	—	—	(10.4)
Stock-based compensation and other	—	16.7	0.5	—	—	17.2
Total comprehensive income:
Net earnings for the period	—	—	—	38.5	—	38.5
Other comprehensive loss, net of tax:
Currency translation differences for foreign operations	—	—	—	—	(3.9)	(3.9)
Changes from derivatives designated as hedges	—	—	—	—	(8.6)	(8.6)
Balance –– June 30, 2013	$2,787.7	$(12.0)	$645.1	$(2,052.5)	$(8.4)	$1,359.9

(a)  Accumulated other comprehensive income (loss) is net of tax.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of U.S. dollars)

(unaudited)

	Three months ended		Six months ended
	June 30		June 30
	2012	2013	2012	2013
Cash provided by (used in):
Operating activities:
Net earnings for the period	$23.6	$28.0	$66.8	$38.5
Adjustments for items not affecting cash:
Depreciation and amortization	20.5	18.7	39.7	37.6
Equity-settled stock-based compensation	6.4	6.6	17.1	16.1
Other charges (note 9)	9.8	0.6	11.7	0.9
Finance costs	1.0	0.7	1.8	1.5
Income tax expense	9.0	3.3	12.5	8.2
Other	(4.3)	(0.8)	3.3	(1.4)
Changes in non-cash working capital items:
Accounts receivable	(62.8)	7.2	(12.2)	22.0
Inventories	33.3	(52.3)	0.9	(95.4)
Other current assets	2.6	(7.3)	6.0	5.6
Accounts payable, accrued and other current liabilities and provisions	4.0	69.0	(16.0)	70.3
Non-cash working capital changes	(22.9)	16.6	(21.3)	2.5
Net income taxes paid	(4.1)	(5.5)	(8.5)	(12.4)
Net cash provided by operating activities	39.0	68.2	123.1	91.5

Investing activities:
Purchase of computer software and property, plant and equipment	(24.0)	(18.1)	(62.8)	(28.7)
Proceeds from sale of assets	2.9	1.1	3.0	2.7
Net cash used in investing activities	(21.1)	(17.0)	(59.8)	(26.0)

Financing activities:
Repayment under credit facilities (note 7)	—	(20.0)	—	(55.0)
Issuance of capital stock (note 8)	4.0	1.7	6.8	4.4
Repurchase of capital stock for cancellation (note 8)	(36.2)	—	(92.6)	—
Purchase of treasury stock (note 8)	(0.8)	(10.0)	(3.8)	(10.4)
Finance costs paid	(1.0)	(0.7)	(2.0)	(1.5)
Net cash used in financing activities	(34.0)	(29.0)	(91.6)	(62.5)

Net increase (decrease) in cash and cash equivalents	(16.1)	22.2	(28.3)	3.0
Cash and cash equivalents, beginning of period	646.7	531.3	658.9	550.5
Cash and cash equivalents, end of period	$630.6	$553.5	$630.6	$553.5

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

1.                                      REPORTING ENTITY

Celestica Inc. (Celestica) is incorporated in Canada with its corporate headquarters located at 844 Don Mills Road, Toronto, Ontario, M3C 1V7.  Celestica is a publicly listed company on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

Celestica delivers innovative supply chain solutions globally to customers in the Communications (comprised of enterprise communications and telecommunications), Consumer, Diversified (comprised of industrial, aerospace and defense, healthcare, solar, green technology, semiconductor equipment and other), and Enterprise Computing (comprised of servers and storage) end markets. Our product lifecycle offerings include a range of services to our customers including design, engineering services, supply chain management, new product introduction, component sourcing, electronics manufacturing, assembly and test, complex mechanical assembly, systems integration, precision machining, order fulfillment, logistics and after-market repair and return services.

2.                                      BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance:

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and accounting policies we have adopted in accordance with International Financial Reporting Standards (IFRS). These unaudited interim condensed consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary to present fairly our financial position as at June 30, 2013 and our financial performance, comprehensive income and cash flows for the three and six months ended June 30, 2013.

The unaudited interim condensed consolidated financial statements were authorized for issuance by our board of directors on July 25, 2013.

Functional and presentation currency:

These unaudited interim condensed consolidated financial statements are presented in U.S. dollars, which is also our functional currency. All financial information is presented in millions of U.S. dollars (except per share amounts).

Use of estimates and judgments:

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses and the related disclosures of contingent assets and liabilities. Actual results could differ materially from these estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis.  Revisions are recognized in the period in which the estimates are revised and may impact future periods as well.

Key sources of estimation uncertainty and judgment: We have applied significant estimates and assumptions in the following areas which we believe could have a significant impact on our reported results and financial position: our valuations of inventory, assets held for sale and income taxes;  the amount of restructuring charges or recoveries;  the measurement of the recoverable amount of our cash generating units (CGUs); our valuations of financial assets and liabilities, pension and non-pension post-employment benefit costs, stock-based compensation, provisions and contingencies; and the allocation of our purchase price and other valuations we use in our business acquisitions. The near-term economic environment could also impact certain estimates necessary to prepare our consolidated financial statements, in particular, the recoverable amount used in our impairment testing of our non-financial assets, and the discount rates applied to our net pension and non-pension post-employment benefit assets or liabilities.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

We have applied significant judgment to the following areas: the determination of our CGUs and whether events or changes in circumstances during the period are indicators that a review for impairment should be conducted; and the timing of the recognition of charges associated with restructuring plans.

These unaudited interim condensed consolidated financial statements are based upon accounting policies and estimates consistent with those used and described in note 2 of our 2012 annual consolidated financial statements, except for the recently adopted accounting pronouncements discussed below.

Recently adopted accounting pronouncements:

Effective January 1, 2013, we adopted the following new or amended accounting standards as issued by the IASB: IFRS 10 (Consolidated Financial Statements), IFRS 11 (Joint Arrangements), IFRS 12 (Disclosure of Interests in Other Entities) and IFRS 13 (Fair Value Measurement), and the amendments to IAS 1 (Presentation of Financial Statements) and IFRS 7 (Financial Instruments - Disclosures). The adoption of these standards and amendments did not have a material impact on our unaudited interim condensed consolidated financial statements.

Effective January 1, 2013, we adopted the amendment to IAS 19 (Employee Benefits) issued by the IASB, which requires a retroactive restatement of prior periods. As of January 1, 2012, we had $6.7 of unrecognized past service credits that we had been amortizing to operations on a straight-line basis over the vesting period. Upon retroactive adoption of this amendment, we recognized these past service credits on our balance sheet and decreased our post-employment benefit obligations and our deficit by $6.7 as of January 1, 2012 (December 31, 2012 — $6.0). The impact on our net earnings for 2012 and for the first half of 2013 was not significant. Under this amendment, we continue to recognize actuarial gains or losses on plan assets or obligations through other comprehensive income and to reclassify the amounts to deficit.

3.                                      RECENT ACQUISITION

In September 2012, we completed the acquisition of D&H Manufacturing Company (D&H), a manufacturer of precision machined components and assemblies based in California, U.S.A. D&H provides manufacturing and engineering services, coupled with dedicated capacity and equipment for prototype and quick-turn support, to some of the world’s leading semiconductor capital equipment manufacturers. The final purchase price was $71.0, net of cash acquired, which we financed from cash on hand. On the acquisition date, we recorded $26.4 in goodwill and $24.0 in customer intangible assets. We expensed $0.9 in acquisition-related transaction costs during 2012 through other charges.

4.                                      SEGMENT AND CUSTOMER REPORTING

End markets:

The following table indicates revenue by end market as a percentage of total revenue. Our revenue fluctuates from period-to-period depending on numerous factors, including but not limited to: seasonality of business, the mix and complexity of the products or services we provide, the extent, timing and rate of new program wins, follow-on business or program losses, the phasing in or out of programs, the success in the marketplace of our customers’ products, and changes in customer demand. We expect that the pace of technological change, the frequency of customers transferring business among EMS competitors and the level of outsourcing by customers (including decisions on insourcing), and the dynamics of the global economy will also continue to impact our business from period-to-period.

	Three months ended June 30		Six months ended June 30
	2012	2013	2012	2013
Communications	32%	42%	33%	41%
Consumer	21%	7%	22%	7%
Diversified	19%	25%	19%	24%
Servers	16%	14%	15%	15%
Storage	12%	12%	11%	13%

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

Customers:

For the second quarter and first half of 2013, we had one customer that represented more than 10% of total revenue (second quarter and first half of 2012 — three customers and two customers, respectively). We completed our manufacturing services for BlackBerry Limited (BlackBerry), formerly Research In Motion Limited,  in 2012, with minimal revenue by the fourth quarter of 2012. Our revenue from BlackBerry in the first half of 2013 was nil (second quarter and first half of 2012 — 17% and 18% of total revenue, respectively). For the full year 2012, BlackBerry accounted for 12% of total revenue.

5.                                      ACCOUNTS RECEIVABLE

In November 2012, we entered into an agreement to sell up to $375.0 in accounts receivable on an uncommitted basis (subject to pre-determined limits by customer) to two third-party banks. In June 2013, we amended the agreement to increase its capacity to $400.0. Both banks had a Standard and Poor’s long-term rating of A or above and short-term rating of A-1 at June 30, 2013. This agreement can be terminated at any time by the banks or us. At June 30, 2013, we had sold $50.0 of accounts receivable under this facility (December 31, 2012 — $50.0). The accounts receivable sold are removed from our consolidated balance sheet and reflected as cash provided by operating activities in our consolidated statement of cash flows. Upon sale, we assign the rights to the accounts receivable to the banks. We continue to collect cash from our customers and remit the cash to the banks when collected. We pay interest and fees which we record through finance costs in our consolidated statement of operations.

6.                                      INVENTORIES

We record our inventory provisions and valuation recoveries through cost of sales. We record inventory provisions to reflect changes in the value of our inventory to net realizable value, and valuation recoveries primarily to reflect realized gains on the disposition of inventory previously written down. We recorded net inventory provisions of $3.7 and $7.0, respectively, for the second quarter and first half of 2013 (second quarter of 2012 — net inventory recoveries of $2.7; first half of 2012 — net inventory provisions of $0.8). We regularly review our estimates and assumptions used to value our inventory through analysis of historical performance.

7.                                      CREDIT FACILITIES

We have a $400.0 revolving credit facility that matures in January 2015. We are required to comply with certain restrictive covenants including those relating to debt incurrence, the sale of assets, a change of control and certain financial covenants related to indebtedness, interest coverage and liquidity. Certain of our assets are pledged as security for borrowings under this facility. The facility includes a $25.0 swing line that provides for short-term borrowings up to a maximum of seven days. The credit facility permits us and certain designated subsidiaries to borrow funds for general corporate purposes (including acquisitions).

Borrowings under this facility bear interest at LIBOR or Prime rate for the period of the draw plus a margin. These borrowings have historically been outstanding for fewer than 90 days. In December 2012, we completed a substantial issuer bid (SIB) to repurchase for cancellation $175.0 of our subordinate voting shares, which we funded in part through this credit facility. See note 8. At June 30, 2013, there were no amounts outstanding under this facility (December 31, 2012 — $55.0 outstanding), and we were in compliance with all covenants. Commitment fees paid in the second quarter and first half of 2013 were $0.5 and $1.0, respectively. At June 30, 2013, we issued $29.6 (December 31, 2012 — $31.1) in letters of credit under this facility.

We also have uncommitted bank overdraft facilities available for intraday and overnight operating requirements which totaled $70.0 at June 30, 2013. There were no amounts outstanding under these overdraft facilities at June 30, 2013 (December 31, 2012— no amounts outstanding).

The amounts we borrow and repay under these facilities can vary significantly from month-to-month depending upon our working capital and other cash requirements.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

8.                                      CAPITAL STOCK

In the fourth quarter of 2012, we completed a SIB and repurchased for cancellation 22.4 million subordinate voting shares for $175.0. We funded the share repurchases using a combination of cash on hand and cash drawn from our revolving credit facility. See note 7.

A Normal Course Issuer Bid (NCIB) that allowed us to repurchase up to 16.2 million subordinate voting shares in the open market expired in February 2013. During the first quarter of 2013, we did not repurchase any subordinate voting shares for cancellation under the NCIB. During the second quarter and first half of 2012, we paid $36.2 and $92.6, respectively, to repurchase for cancellation 4.6 million and 10.6 million subordinate voting shares, respectively, under this NCIB (full year 2012 — paid $113.8 for 13.3 million shares).

In July 2013, we expect to file with the TSX a notice of intention to commence a new NCIB. If this notice is accepted by the TSX, we expect to repurchase for cancellation, at our discretion during the following 12 months, up to 10% of the public float (calculated in accordance with the rules of the TSX) of our subordinate voting shares in the open market or as otherwise permitted, subject to the normal terms and limitations of such bids.

We grant share unit awards to employees under our equity-based compensation plans. We have the option to satisfy the delivery of shares upon vesting of the awards by purchasing subordinate voting shares in the open market or by settling in cash. Under one of these plans, we also have the option to satisfy the delivery of shares by issuing new subordinate voting shares from treasury, subject to certain limits. From time-to-time, we pay cash for the purchase by a trustee of subordinate voting shares in the open market to satisfy the delivery of shares upon vesting of awards. For accounting purposes, we classify these shares as treasury stock until they are delivered pursuant to the plans. In addition to the $17.9 paid in the fourth quarter of 2012, we paid $0.4 in January 2013 for a trustee to complete an Automated Share Purchase Plan (ASPP), pursuant to which 2.2 million subordinate voting shares were purchased in the open market for delivery under our equity-based compensation plans. During the second quarter of 2013, we paid $10.0 for the trustee’s purchase of 1.05 million subordinate voting shares in the open market. During the second quarter and first half of 2012, we paid $0.8 and $3.8, respectively, for the trustee’s purchase of 0.1 million and 0.4 million subordinate voting shares, respectively, in the open market. At June 30, 2013, the trustee held 1.3 million subordinate voting shares with a value of $12.0. At December 31, 2012, the trustee held 0.8 million subordinate voting shares with a value of $6.4, and $11.9 in cash, representing the estimated amount of cash required to complete the ASPP.

The following table outlines the activities for equity-based awards for the six months ended June 30, 2013:

Number of awards (in millions)	Options (iii)	RSUs	PSUs (i)

Outstanding at December 31, 2012	6.0	3.4	4.8
Granted (i)	1.0	2.2	2.1
Exercised or settled (ii)	(0.8)	(1.4)	(1.3)
Forfeited/expired	(0.4)	(0.1)	(0.1)
Outstanding at June 30, 2013	5.8	4.1	5.5

Weighted-average grant date fair value of options and share units granted	$3.73	$8.25	$8.74

(i)                                     During the first quarter of 2013, we granted 2.1 million performance share units (PSUs), of which 60% vest based on the achievement of a market performance condition tied to Total Shareholder Return (TSR) and 40% vest based on a non-market performance condition. See note 2(n) of our 2012 annual consolidated financial statements for a description of TSR. We estimated the grant date fair value of the TSR-based portion of PSUs using a Monte Carlo simulation model. The fair value of the balance of the PSUs is based on the market value of our subordinate voting shares at the time of grant. We expect to settle these awards with subordinate voting shares purchased in the open market. The number of PSUs that will actually vest will vary from 0% to 200% depending on the achievement of pre-determined performance goals and financial targets. The number of PSUs above represents the maximum payout at

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

200%. During the first quarter of 2012, we granted 2.4 million PSUs, all of which vest based on the achievement of a market performance condition tied to TSR. We granted no PSU awards in the second quarter of 2013 or 2012.

(ii)           During the second quarter and first half of 2013, we received cash proceeds of $1.7 and $4.4, respectively (second quarter and first half of 2012 — $4.0 and $6.8, respectively) relating to the exercise of stock options.

(iii)          We estimated the grant date fair value of options using the Black-Scholes option pricing model. The estimates we use in the pricing model include the following: expected price volatility of our subordinate voting shares, weighted average expected life of the option, expected dividends, and the risk-free interest rate.

For the second quarter and first half of 2013, stock-based compensation expense was $6.6 and $16.1, respectively (second quarter and first half of 2012 — $6.4 and $17.1, respectively). The amount of our stock-based compensation expense varies from period-to-period. The portion of our expense that relates to performance-based compensation generally varies depending on the level of achievement of pre-determined performance goals and financial targets.

9.                                      OTHER CHARGES

	Three months ended June 30		Six months ended June 30
	2012	2013	2012	2013
Restructuring (a)	$20.1	$3.4	$19.0	$10.7
Other (b)	(2.9)	—	(2.9)	—
	$17.2	$3.4	$16.1	$10.7

(a)                       Restructuring:

Our restructuring charges are comprised of the following:

	Three months ended June 30		Six months ended June 30
	2012	2013	2012	2013
Cash charges	$7.4	$2.8	$4.4	$9.8
Non-cash charges	12.7	0.6	14.6	0.9
	$20.1	$3.4	$19.0	$10.7

In June 2012, we announced that we would wind down our manufacturing services for BlackBerry. We completed our manufacturing services for BlackBerry and the related transition activities in 2012. Due to our disengagement from BlackBerry in 2012 and in response to the continued challenging demand environment, we also announced restructuring actions throughout our global network to reduce our overall cost structure and improve our margin performance. In connection with these plans, we recorded restructuring charges of $3.4 in the second quarter of 2013 (first half of 2013 — $10.7; 2012 — $44.0). In the second quarter and first half of 2013, we recorded cash charges primarily related to employee termination costs for actions taken throughout our global network. In the second quarter of 2012, we recorded cash charges primarily related to employee termination costs for our BlackBerry operations and non-cash charges to write down the BlackBerry-related equipment to recoverable amounts. Our cash charges for the first half of 2012 included recoveries of $3.0, primarily to reflect a reversal of charges related to the early settlement of one facility lease.

The recognition of our restructuring charges required us to make certain judgments and estimates regarding the nature, timing and amounts associated with the restructuring actions. Our major assumptions included the timing and number of employees to be terminated, the measurement of termination costs, and the timing of disposition and estimated fair values used for assets available for sale. We developed a detailed plan and have recorded termination costs for employees with whom we have communicated. We engaged independent brokers to determine the estimated fair values less costs to sell for assets we no longer used and which were available for sale. We recognized an impairment loss for assets whose carrying amount exceeded the fair

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

values less costs to sell as determined by the third-party brokers. We also recorded adjustments to reflect actual proceeds on disposition of these assets. At the end of each reporting period, we evaluate the appropriateness of our restructuring charges and balances. Further adjustments may be required to reflect actual experience or changes in estimates.

At June 30, 2013, our restructuring provision was $10.3 (December 31, 2012 — $14.8), comprised primarily of employee termination costs which we expect to pay by the end of October 2013.

(b)                       Other:

During the second quarter of 2012, we released our provision related to the estimated fair value of contingent consideration for a prior acquisition and recorded the recovery through other charges.

10.                           INCOME TAXES

Our effective income tax rate can vary significantly quarter-to-quarter for various reasons, including the mix and volume of business in lower tax jurisdictions within Europe and Asia, in jurisdictions with tax holidays and tax incentives, and in jurisdictions for which no deferred income tax assets have been recognized because management believed it was not probable that future taxable profit would be available against which tax losses and deductible temporary differences could be utilized.  Our effective income tax rate can also vary due to the impact of restructuring charges, foreign exchange fluctuations, operating losses, and changes in our provisions related to tax uncertainties.

See note 12 regarding income tax contingencies.

11.                               FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Our financial assets are comprised primarily of cash and cash equivalents, accounts receivable and derivatives used for hedging purposes. Our financial liabilities are comprised primarily of accounts payable, certain accrued and other liabilities and provisions, and derivatives. We record the majority of our financial liabilities at amortized cost except for derivative liabilities, which we measure at fair value. We classify our term deposits as held-to-maturity. We record our short-term investments in money market funds at fair value, with changes recognized through our consolidated statement of operations.

We classify the financial assets and liabilities that we measure at fair value based on the inputs used to determine fair value at the measurement date. See note 20 of our 2012 annual consolidated financial statements for details of the input levels used and our fair value hierarchy at December 31, 2012. There have been no significant changes to the source of our inputs since December 31, 2012.

Cash and cash equivalents are comprised of the following:

	December 31 2012	June 30 2013
Cash	$265.3	$330.2
Cash equivalents	285.2	223.3
	$550.5	$553.5

Our current portfolio consists of bank deposits and certain money market funds that hold primarily U.S. government securities. The majority of our cash and cash equivalents is held with financial institutions each of which had at June 30, 2013 a Standard and Poor’s short-term rating of A-1 or above.

Currency risk:

Due to the global nature of our operations, we are exposed to exchange rate fluctuations on our financial instruments denominated in various currencies. The majority of our currency risk is driven by the operational costs incurred in local currencies by our subsidiaries. We manage our currency risk through our hedging program using forecasts of future cash flows and balance sheet exposures denominated in foreign currencies.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

Our major currency exposures at June 30, 2013 are summarized in U.S. dollar equivalents in the following table. We have included in this table only those items that we classify as financial assets or liabilities and which were denominated in non-functional currencies. In accordance with the financial instruments standard, we have excluded items such as pension and non-pension post-employment benefits and income taxes. The local currency amounts have been converted to U.S. dollar equivalents using the spot rates at June 28, 2013.

	Canadian dollar	Malaysian ringgit	Mexican peso	Thai baht
Cash and cash equivalents	$—	$1.0	$2.7	$0.9
Account receivable and other financial assets	10.9	0.8	0.2	0.6
Accounts payable and certain accrued and other liabilities and provisions	(39.5)	(16.1)	(14.2)	(24.9)
Net financial liabilities	$(28.6)	$(14.3)	$(11.3)	$(23.4)

Foreign currency risk sensitivity analysis:

The financial impact of a one-percentage point strengthening or weakening of the following currencies against the U.S. dollar for our financial instruments denominated in non-functional currencies is summarized in the following table as at June 30, 2013. The financial instruments impacted by a change in exchange rates include our exposures to the above financial assets or liabilities denominated in non-functional currencies and our foreign exchange forward contracts.

	Canadian dollar	Malaysian ringgit	Mexican peso	Thai baht
		Increase (decrease)
1% Strengthening
Net earnings	$1.5	$—	$—	$(0.1)
Other comprehensive income	0.1	0.8	0.3	1.1
1% Weakening
Net earnings	(1.5)	—	—	0.1
Other comprehensive income	(0.1)	(0.8)	(0.3)	(1.1)

At June 30, 2013, we had forward exchange contracts to trade U.S. dollars in exchange for the following currencies:

Currency	Amount of U.S. dollars	Weighted average exchange rate of U.S. dollars	Maximum period in months	Fair value gain/(loss)
Canadian dollar	$224.5	$0.97	4	$(3.0)
Thai baht	128.6	0.03	15	(2.7)
Malaysian ringgit	98.1	0.32	15	(1.9)
Mexican peso	41.6	0.08	12	(0.9)
British pound	68.9	1.53	4	0.7
Chinese renminbi	54.0	0.16	12	0.3
Euro	13.8	1.30	4	0.1
Romanian leu	15.7	0.29	12	0.1
Singapore dollar	12.4	0.81	12	(0.2)
Other	14.2		3	0.1
Total	$671.8			$(7.4)

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

At June 30, 2013, the fair value of these contracts was a net unrealized loss of $7.4 (December 31, 2012 — net unrealized gain of $4.2). Changes in the fair value of hedging derivatives to which we apply cash flow hedge accounting, to the extent effective, are deferred in other comprehensive income until the expenses or items being hedged are recognized in our consolidated statement of operations. Any hedge ineffectiveness, which at June 30, 2013 was not significant, is recognized immediately in our consolidated statement of operations. At June 30, 2013, we recorded $3.0 of derivative assets in other current assets and $10.4 of derivative liabilities in accrued and other current liabilities and other non-current liabilities. The unrealized gains or losses are a result of fluctuations in foreign exchange rates between the date the currency forward contracts were entered into and the valuation date at period end.

12.                              CONTINGENCIES

Litigation

In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes and other matters. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not always possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such matters will not have a material adverse impact on our results of operations, financial position or liquidity.

In 2007, securities class action lawsuits were commenced against us and our former Chief Executive and Chief Financial Officers, in the United States District Court of the Southern District of New York by certain individuals, on behalf of themselves and other unnamed purchasers of our stock, claiming that they were purchasers of our stock during the period January 27, 2005 through January 30, 2007. The plaintiffs allege violations of United States federal securities laws and seek unspecified damages. They allege that during the purported period we made statements concerning our actual and anticipated future financial results that failed to disclose certain purportedly material adverse information with respect to demand and inventory in our Mexican operations and our information technology and communications divisions. In an amended complaint, the plaintiffs added one of our directors and Onex Corporation as defendants. On October 14, 2010, the District Court granted the defendants’ motions to dismiss the consolidated amended complaint in its entirety. The plaintiffs appealed to the United States Court of Appeals for the Second Circuit the dismissal of its claims against us, and our former Chief Executive and Chief Financial Officers, but not as to the other defendants. In a summary order dated December 29, 2011, the Court of Appeals reversed the District Court’s dismissal of the consolidated amended complaint and remanded the case to the District Court for further proceedings. The parties are currently engaged in the discovery process. Parallel class proceedings, including a claim issued in October 2011, remain against us and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice. On October 15, 2012, the Ontario Superior Court of Justice granted limited aspects of the defendants’ motion to strike, but dismissed the defendants’ limitation period argument. The defendants appealed the limitation period issue and the Court of Appeal’s decision is pending. The court has not granted leave nor certification of any Ontario actions. We believe the allegations in the claims are without merit and we intend to defend against them vigorously. However, there can be no assurance that the outcome of the litigation will be favorable to us or that it will not have a material adverse impact on our financial position or liquidity. In addition, we may incur substantial litigation expenses in defending the claims. We have liability insurance coverage that may cover some of our litigation expenses, and potential judgments or settlement costs.

Income taxes

We are subject to increased scrutiny in tax audits and reviews globally by various tax authorities of historical information which could result in additional tax expense in future periods relating to prior results. Reviews by tax authorities generally focus on, but are not limited to, the validity of our inter-company transactions, including financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment. If any of these tax authorities are successful with their challenges, our income tax expense may be adversely affected and we could also be subject to interest and penalty charges.

In connection with ongoing tax audits in Canada, tax authorities have taken the position that income reported by one of our Canadian subsidiaries should have been materially higher in 2001 and 2002 and materially lower in 2003 and 2004 as a result of certain inter-company transactions, and have proposed limitations on benefits associated with favorable adjustments arising from inter-company transactions and other adjustments. If tax authorities are successful with their challenge, we estimate that the maximum net impact for additional income taxes and interest charges associated with the proposed limitations of the favorable adjustments could be approximately $41 million Canadian dollars (approximately $39 at current exchange rates).

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

Canadian tax authorities have taken the position that certain interest amounts deducted by one of our Canadian entities in 2002 through 2004 on historical debt instruments should be re-characterized as capital losses. If tax authorities are successful with their challenge, we estimate that the maximum net impact for additional income taxes and interest charges could be approximately $31 million Canadian dollars (approximately $30 at current exchange rates). We believe that our asserted position is appropriate and would be sustained upon full examination by the tax authorities and, if necessary, upon consideration by the judicial courts. Our position is supported by our Canadian legal tax advisors.

Tax authorities in Brazil had taken the position that income reported by our Brazilian subsidiary in 2004 should have been materially higher as a result of certain inter-company transactions. In 2011 and 2012, we received favorable Administrative Court decisions that were largely consistent with our original filing position. In June 2013, we received the official report affirming the Higher Administrative Court’s favorable decision and notification of the extinguishment of the proceeding. We did not previously accrue for any potential adverse tax impact for the 2004 tax audit and this matter is now closed. However, Brazilian tax authorities are not precluded from taking similar positions in any future audits with respect to these types of transactions.

We have and expect to continue to recognize the future benefit of certain Brazilian tax losses on the basis that these tax losses can and will be fully utilized in the fiscal period ending on the date of dissolution of our Brazilian subsidiary. While our ability to do so is not certain, we believe that our interpretation of applicable Brazilian law will be sustained upon full examination by the Brazilian tax authorities and, if necessary, upon consideration by the Brazilian judicial courts. Our position is supported by our Brazilian legal tax advisors.  A change to the benefit realizable on these Brazilian losses could increase our net deferred tax liabilities by approximately 42 million Brazilian reais (approximately $19 at current exchange rates).

The successful pursuit of the assertions made by any taxing authority related to the above noted tax audits or others could result in our owing significant amounts of tax, interest and possibly penalties. We believe we have substantial defenses to the asserted positions and have adequately accrued for any probable potential adverse tax impact. However, there can be no assurance as to the final resolution of these claims and any resulting proceedings. If these claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material.

13.                              SUBSEQUENT EVENT

In July 2013, we received recoveries of damages related to certain purchases we made in prior periods as a result of the settlement of class action lawsuits. We will record recoveries of $24.0 through other charges (recoveries) in the third quarter of 2013. Additional recoveries, if any, related to these actions will also be recorded through other charges (recoveries) as received.